B·F·S
ENTERTAINMENT & MULTIMEDIA LIMITED

SEC EXEMPTION #82-4245

03 JUL 22 AM 7:21

Monday, July 14, 2003


03024743

Office of International Finance
Securities & Exchange Commission
Corporate Filing
450 Fifth Street, NW
Washington, DC 20549
USA

SUPPL

Dear Sir or Madam:

RE: Exemption #82-4245

We are submitting current public filings as required under rule 12g3-2(b).

Yours truly,

John Grzybowski
Chief Financial Officer
BFS Entertainment & Multimedia Limited

Enclosures: Press Release – July 14, 2003
BFS Entertainment & Multimedia Limited Announces Normal Course Issuer Bid

7/24



360 Newkirk Road, Richmond Hill, Ontario, Canada L4C 3G7
Tel (905) 884-2323 Fax (905) 884-8292 www.bfsent.com


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ENTERTAINMENT & MULTIMEDIA LIMITED

PRESS RELEASE

Monday, July 14, 2003

For Immediate Release

Stock Symbol (TSX Venture Exchange): BFS

BFS ENTERTAINMENT & MULTIMEDIA LIMITED ANNOUNCES NORMAL COURSE ISSUER BID

BFS Entertainment & Multimedia Limited ("BFS") of Richmond Hill, Ontario announced today, that the TSX Venture Exchange has accepted BFS' notice of intention to make a normal course issuer bid for its common shares through the facilities of the TSX Venture Exchange.

On July 14, 2003, BFS may commence making purchases of up to a maximum of 398,542 common shares, which represents 5% of its issued and outstanding common shares and 9.3% of the 4,305,333 common shares of BFS held by persons other than senior officers, directors and principal shareholders of BFS. Any shares acquired will be purchased at the market price for the common shares at the time of acquisition and will be cancelled. The bid will terminate on the earlier of the date determined by BFS and July 13, 2004. BFS currently has 7,970,833 issued and outstanding common shares.

During the period ended May 14, 2003 (the period of the Company's most recently completed normal course issuer bid), 108,500 common shares were purchased by the Company pursuant to such normal course issuer bid. Since May 14, 2003, the Company has made no further purchases of its common shares.

Proceeding with the normal course issuer bid will give BFS the flexibility to purchase its common shares if it determines that, as a result of the difference between BFS' view of the fundamental value of the common shares and the market price, it is in the best interest of BFS to do so.

BFS Entertainment & Multimedia Limited manufactures, markets and distributes under the **BFS Video** and **American Home Treasures** video labels, a wide range of entertainment home videos and DVD's for resale to retail and catalogues throughout North America. The company's strategy is to continue to acquire new programming for North America and to expand its distribution channels. The Company is also continuing to look for small companies that can be acquired to fit the current business model.

(SEC Rule 12g exemption #82-4245)

For further information, please contact:
John Grzybowski, MBA, CA
Chief Financial Officer
E-mail: ir@bfsent.com
Tel (905) 884-2323
Fax (905) 884-8292
Corporate Website: www.bfsent.com